

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

Via E-mail
Mr. Mario Moreno Cortez, Coordinator of Finance
Group Simec
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara
Jalisco, México 44440

> **Re:** **Group Simec**
> **Form 20-F for the year ended December 31, 2012**
> **Filed May 15, 2013**
> **File No. 1-11176**

Dear Mr. Cortez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 45

1.   We note your disclosure that in 2010, 2011 and 2012 you did not purchase coke or pellets since your Lorain, Ohio blast furnace facility was idle during that period. Please tell us, and revise future filings to disclose, the net carrying value of idled assets. Also, to the extent material, please tell us, and clarify in future filings, how you assess idled assets for impairment.

Comparison of years ended December 31, 211 and 2012, page 52

2.   Please revise future filings to provide a more robust discussion of your results of operations by segment. In addition, please revise future filings to provide a more comprehensive discussion of changes in administrative expenses.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.   Based on the provisions of SAS No. 1, section 543.09, it appears to us that your primary auditor was also required to refer to the audit report of the other auditor in the last sentence of the second paragraph of their report. Please advise or revise.

5. Basis for the preparation and presentation of the financial statements, page F-12

Summary of significant accounting policies, page F-13

4.   We note your disclosures on page 22 that indicate you have entered into a factoring arrangement. Please tell us, and revise future filings to clarify, your accounting policy for this arrangement and provide any other disclosures required by IFRS 7.

16. Employee Benefits, page F-33

5.   We note your disclosure that Republic participates in the Steelworkers Pension Trust and that you account for this as a defined contribution plan. To the extent applicable, please explain to us why sufficient information is not available for you to account for this plan as a defined benefit plan. Also, please revise future filings to provide all the disclosures required by paragraph 148(c) and (d) of IAS 19.

18. Stockholders' Equity, page F-38

6.   Please revise future filings to include all the information required by paragraph 79(a) of IAS 1. Also, please tell us, and clarify in future filings, why the amount of capital disclosed in note 18(a) is not equal to the amounts in your consolidated statements of financial position and consolidated statements of changes in stockholders' equity.

25. Segment Information, page F-43

7.   It is not clear to us why your disclosures related to information about products and information about geographic areas are labeled "unaudited." Please advise or revise.

26. Contingencies, page F-45

Department of Toxic Substances Control, DTSC, page F-45

8.   Your disclosure states "On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties…" Please tell us, and revise future filings to quantify, the penalties they recommended and whether you have recorded a provision for these penalties.

9.   We note your disclosure that estimates you prepared related to potential remediation measures range from USD$ .8 million to USD$ 1.7million and that you have recorded a provision of USD$ .4 million. Please tell us, and clarify in future filings, why your provision is less than the low end of your range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief